UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Uxin Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108**

(CUSIP Number)

David Mossé

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

____________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three Class A Shares (as defined herein).

CUSIP No. 91818X108	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 78,385,277 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 78,385,277 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,385,277 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 898,121,371 Class A Shares outstanding, which is the sum of (i) the 839,868,944 Class A Shares outstanding as of February 28, 2019, as reported by the Issuer (as defined herein) to TPG Growth III SF (as defined herein), and (ii) the 58,252,427 Class A Shares issuable to TPG Growth III SF upon conversion of the TPG Convertible Note (as defined herein).

CUSIP No. 91818X108	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 78,385,277 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 78,385,277 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,385,277 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 898,121,371 Class A Shares outstanding, which is the sum of (i) the 839,868,944 Class A Shares outstanding as of February 28, 2019, as reported by the Issuer to TPG Growth III SF, and (ii) the 58,252,427 Class A Shares issuable to TPG Growth III SF upon conversion of the TPG Convertible Note.

CUSIP No. 91818X108	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS James Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 78,385,277 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 78,385,277 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,385,277 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 898,121,371 Class A Shares outstanding, which is the sum of (i) the 839,868,944 Class A Shares outstanding as of February 28, 2019 as reported by the Issuer to TPG Growth III SF, and (ii) the 58,252,427 Class A Shares issuable to TPG Growth III SF upon conversion of the TPG Convertible Note.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Shares”), of Uxin Limited (the “Issuer”). The principal executive offices of the Issuer are located at 2-5/F, Tower E, LSHM Center, No. 8 Guangshun South Avenue, Chaoyang District, Beijing, 100102, People’s Republic of China.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“TPG Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

TPG Group Advisors is the is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman Islands exempted company, which is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Growth III SF AIV GenPar Advisors, Inc., a Cayman Islands exempted company, which is the general partner of TPG Growth III SF AIV GenPar, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Growth III SF Finance, Limited Partnership, a Prince Edwards Island limited partnership, which is the sole shareholder of TPG Growth III SF Pte. Ltd., a company formed under the laws of Singapore (“TPG Growth III SF”), which directly holds 20,132,850 Class A Shares and a Convertible Promissory Note (the “TPG Convertible Note”) issued by the Issuer having an aggregate principal amount of $60,000,000 and being convertible by TPG Growth III SF as described below in whole or in part into 58,252,427 Class A Shares, subject to certain adjustments.

Messrs. Bonderman and Coulter are sole shareholders of TPG Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to TPG Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the Class A Shares beneficially owned by TPG Growth III SF. Messrs. Bonderman and Coulter disclaim beneficial ownership of the Class A Shares beneficially owned by TPG Growth III SF except to the extent of their pecuniary interest therein.

The principal business of TPG Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TPG Growth III SF) engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of TPG Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of TPG Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On May 29, 2019, the Issuer, TPG Growth III SF, Mr. Kun Dai, a PRC individual, the chairman of the board of directors (the “Board”) and chief executive officer of the Issuer (the “Founder”), Redrock Holdings Investments Limited, a company incorporated under the laws of the British Virgin Islands (“Redrock”), 58.com Holding Inc., a business company incorporated and validly existing under the laws of the British Virgin Islands (the “Strategic Investor” and, together with TPG Growth III SF and Redrock, the “Investors”), and certain other purchasers (collectively with TPG Growth III SF, Redrock and Strategic Investor, the “Note Holders”) entered into a Convertible Note Purchase Agreement (the “Note Purchase Agreement”), pursuant to which the Issuer agreed to issue to the Note Holders certain Convertible Notes in an aggregate principal amount of US$230 million (the “Convertible Notes”). The closing under the Note Purchase Agreement occurred on June 10, 2019 (the “Closing Date”), and on the same day the Issuer issued to TPG Growth III SF the TPG Convertible Note. The Convertible Notes bear an interest at a rate of 3.75% per annum from the Closing Date until the outstanding principal amount is fully repaid. The Convertible Notes mature on the fifth anniversary of the Closing Date, unless accelerated or converted in accordance with their terms prior to such date. Note Holders have the right to require the Issuer to repay the Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest, on the third anniversary of the Closing Date. The Convertible Notes are convertible at any time during the period from and including the 181st day after the Closing Date, at the Note Holders’ option, into Class A Shares of the Issuer at an initial conversion price of US$1.03 per Class A Share, subject to adjustments under the terms of the Convertible Notes. During the 180 days following the Closing Date, the Note Holders may not transfer the Convertible Notes or any Class A Shares issued upon conversion of the Convertible Notes to any person other than their respective affiliates without the Issuer’s written consent. In addition, the Note Holders may not knowingly transfer the Convertible Notes or any Class A Shares issued upon conversion of the Convertible Notes to any adverse person as defined in the Note Purchase Agreement. The Note Purchase Agreement also provides for customary demand registration rights and piggyback registration rights with respect to the resale of the Class A Shares issued upon conversion of the Convertible Notes. The purchase of the Convertible Notes was funded by equity contributions of its shareholder.

In connection with the signing of the Note Purchase Agreement, on June 10, 2019, the Issuer entered into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”) with the Investors, the Founder, Xin Gao Group Limited, a business company incorporated under the laws of the British Virgin Islands, which is beneficially owned by the Founder through a trust and of which the Founder is the sole director (“Xin Gao”), Gao Li Group Limited, a business company incorporated under the laws of the British Virgin Islands, which is wholly owned by the Founder and of which the Founder is the sole director (“Gao Li” and, together with the Founder and Xin Gao, the “Founder Parties”), and JenCap UX, an exempted company incorporated under the laws of the Cayman Islands.

Pursuant to the Investors’ Rights Agreement, during the three years following the issuance of the Convertible Notes to the Note Holders, which may be extended by another two years if all Investors agree to extend (the “Period”), the Board shall consist of eight directors, among which, subject to certain limitations set forth in the Investors’ Rights Agreement, each of the Investors and the Founder shall be entitled to nominate one director, the Investors shall be entitled to collectively nominate two independent directors, the Founder shall be entitled to nominate one independent director and the Board shall appoint the eighth director. Each party to the Investors’ Rights Agreement has agreed that it or he will exercise its or his respective voting rights to (i) ensure that the composition of the Board is as set forth in the preceding sentence, and (ii) remove a director from the Board if the Investors or Founder nominating that director determines to remove him or her, and (iii) replace such director as nominated by the Investors or Founder in the event of a vacancy. In addition, pursuant to the Investors’ Rights Agreement, during the Period, the Founder Parties agreed that they will not transfer any of their owned shares without the prior written consent of each of the Investors. The Investors’ Rights Agreement provides for certain corporate governance arrangements during the Period, including (i) that for so long as the Investors hold in aggregate at least 30% of the aggregate principal amount of the Convertible Notes they hold on the Closing Date, the Board shall maintain an executive committee (the “Executive Committee”), which shall consist of directors nominated by each of the Investors and the Founder and oversee certain transactions that exceed specified thresholds and the employment and dismissal of certain officers, as set out in Schedule B to the Investors’ Rights Agreement, and (ii) that the Issuer shall not take any actions with respect to the matters, including certain extraordinary transactions, set forth on Schedule D to the Investors’ Rights Agreement, without approval of the requisite number of Investors.

References to and descriptions of the Note Purchase Agreement and Investors’ Rights Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Note Purchase Agreement and Investors’ Rights Agreement, which have been filed as exhibits hereto and are incorporated herein by this reference.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following disclosure assumes that there is a total of 898,121,371 Class A Shares outstanding, which is the sum of (i) the 839,868,944 Class A Shares outstanding as of February 28, 2019, as reported by the Issuer to TPG Growth III SF, and (ii) the 58,252,427 Class A Shares issuable to TPG Growth III SF upon conversion of the TPG Convertible Note.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 78,385,277 Class A Shares, which constitutes approximately 8.7% of the outstanding Class A Shares.

Because of the relationship between TPG Growth III SF and the parties to the Investors’ Rights Agreement as a result of the Investors’ Rights Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own 488,057,286 Class A Shares, which includes the (i) 20,132,850 Class A Shares directly held by TPG Growth III SF, (ii) 58,252,427 Class A Shares issuable to TPG Growth III SF upon conversion of the TPG Convertible Note and (iii) Class A Shares beneficially owned by the other parties to the Investors’ Rights Agreement (including 135,922,329 Class A Shares issuable to such parties upon conversion of the Convertible Notes). 488,057,286 Class A Shares represents 47.2% of the outstanding Class A Shares (assuming that there is a total of 1,034,043,700 Class A Shares outstanding, which is the sum of (i) the 839,868,944 Class A Shares outstanding as of February 28, 2019, as reported by the Issuer to TPG Growth III SF, and (ii) the 194,174,756 Class A Shares issuable to the parties to the Investors’ Rights Agreement upon conversion of the Convertible Notes. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares beneficially owned by the other parties to the Investors’ Rights Agreement.

(c) Except as set forth in this Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d)       To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits.

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
  Investors’ Rights Agreement, dated June 10, 2019 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019).
  Note Purchase Agreement, dated May 29, 2019 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2019

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta
Name: Michael LaGatta Title: Vice President

David Bonderman

By: /s/ Brad Berenson
Name: Brad Berenson, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Brad Bereson
Name: Brad Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Stephen D. Rose	Assistant Treasurer

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Investors’ Rights Agreement, dated June 10, 2019 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019).
3.	Note Purchase Agreement, dated May 29, 2019 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019).